DORMAN
                            New Since 1918



May 13, 2008

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549


         RE:      Dorman Products, Inc. Form 10-K for the fiscal year ended
December 27, 2007 - File No. 0-18914

Dear Ms. Cvrkel:

         Enclosed are our responses to your follow up letter dated May 6, 2008 (the "Comment Letter"). In order to facilitate your review, we have included the Staff's comment followed by our response below.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Change in Vacation Policy

1. We note your response to previous comment #1. Please add disclosure in future filings to clarify in detail the changes in your vacation policy that resulted in the reduction of your vacation accrual.

         Response:
         In filings through fiscal 2009, we will revise the "Vacation Policy" disclosure in the footnotes to the financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations to read as follows:

         Effective December 31, 2006, we changed our vacation policy so that the current year's vacation time is earned ratably throughout the current year. Prior to December 31, 2006, all rights to the subsequent year's vacation vested to our employees on the last day of the previous fiscal year and the corresponding liability was recorded in that previous year. Since employees had vested all 2007 vacation time prior to the beginning of 2007 under the old policy, no additional vacation time was earned in 2007 and no expense was recorded. This change resulted in a reduction in our vacation accrual of approximately $1.8 million in 2007. As a result, vacation expense in cost of goods sold and selling, general and administrative expenses was reduced during each of the fiscal quarters in 2007. Results for the three months ended March 31, 2007 include vacation expense reductions of $0.1 million in cost of goods sold and $0.3 million in selling, general and administrative expenses.



Other

2. Your response letter datedApril 16, 2008 should be submitted in electronic form, under the label corresp.

         Response:
             We have submitted our April 16, 2008 response letter in electronic form.

         If you or any other member of the Staff have any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at(215) 712-5132 or, in my absence, Thomas Knoblauch, at (215) 712-5222.


                                                     Sincerely,



                                                    Mathias J. Barton
                                                   Chief Financial Officer


cc:      Ms. Effie Simpson, Division of Corporation Finance
         Richard N. Berman, Chairman and Chief Executive Officer
         Thomas Knoblauch, Esq., Vice President - General Counsel
         Jane K. Storero, Esq., Blank Rome LLP